Mail Stop 4561

December 22, 2009

Robert R. Kauffman, Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, AZ 85260

> **Re: Alanco Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 23, 2009**
> **File No. 333-163288**
>
> **Form 8-K filed September 23, 2009, as amended December 7, 2009**
> **File No. 000-09347**

Dear Mr. Kauffman:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   It is unclear from your registration statement whether you are seeking to register the offering of preferred stock of the company. In this regard, we note, as examples only, the following inconsistencies in your filing:

-   The registration fee table in the forepart of your registration statement does not list any preferred stock among the classes of securities to be registered, but footnotes (1) and (3) to the fee table indicate that you are seeking to register shares of your preferred stock.

- Disclosure elsewhere in your filing, for example on your prospectus cover page, indicates that the registration statement relates only to the offering from time to time of shares of your Class A common stock, warrants to purchase Class A common stock, and units comprising the foregoing securities. However, disclosure elsewhere, for example on page 5 under the heading "The Securities We May Offer" and in your description of warrants on page 7, suggests that you are seeking to register the offering of (among other securities) warrants to purchase preferred stock and units that include preferred stock.

Please revise your fee table and disclosure throughout the registration statement as appropriate to clarify the nature of the securities you are seeking to register for the shelf. If you intend to register the offering of warrants that are exerciseable for preferred stock within one year, please be advised that you must register the underlying preferred stock at the same time as the warrants.

Exhibits

General

2. The legal opinion and auditor's consent have been filed on EDGAR as part of the body of the registration statement, instead of as separate exhibits to the filing. Please file these and any other required exhibits as separate exhibits on EDGAR using appropriate header tags. For assistance, you may contact the EDGAR Filer Support and Filer Technical Support branches at (202) 551-8900.

Exhibit 5.1, Opinion of Law Office of Steven P. Oman, P.C.

3. As it appears that you are registering rights attached to shares of your Class A common stock, please have counsel file a revised legal opinion that addresses whether the rights will be legal binding obligations of the registrant under the state law contract governing the rights agreement. In addition, further to comment 1 above, if shares of preferred stock are being registered as well, the opinion should be expanded to address whether such shares will be legally issued, fully paid and non-assessable.

Incorporation by Reference

4. Please revise to specifically incorporate by reference all filings required by Item 12 of Form S-3. In this regard, we note that it appears that you should incorporate by reference the current reports on Form 8-K filed by the company on September

11, 2009, September 18, 2009 (two reports), September 23, 2009 (as amended on December 7, 2009), October 29, 2009, and November 24, 2009.

Form 8-K, as amended

5.   The cover page of the amended filing lists the "Date of Report" as December 7, 2009. Please note that the date of report should represent the date of the earliest event reported in your Form 8-K. Confirm your understanding in this regard in your response letter, and prepare future current reports accordingly.

***

As appropriate, please amend your filings in response to these comments. Any responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rule 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

        Please contact me at (202) 551-3483 with any questions. If you require further
assistance you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

                                                Sincerely,

                                                Katherine Wray
                                                Attorney-Advisor

cc: Via Facsimile (480) 348-1471
        Steven P. Oman, Esq.